Exhibit 8.1

List of Principal Subsidiaries and Consolidated Affiliated Entities

Principal Subsidiaries	Place of Incorporation
Ehfly Technology Limited	Hong Kong

EHang Intelligent Equipment (Guangzhou) Co., Ltd.	PRC

Yunfu EHang Intelligent Technology Limited	PRC

Consolidated Affiliated Entities	Place of Incorporation
Guangzhou EHang Intelligent Technology Co., Ltd.	PRC

Guangdong EHang General Aviation Co., Ltd.	PRC